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EXHIBIT 4.22

RIGHTS REACQUISITION AGREEMENT

This Rights Reacquisition Agreement (the “Agreement”) is entered into on May 5, 2011 (the “Effective Date”) between Cypress Bioscience, Inc., a corporation organized and existing under the laws of the State of Delaware and having its principal place of business at 4350 Executive Drive, Suite 325, San Diego, CA 92121(“Cypress”), and BioLineRx Ltd., a corporation organized and existing under the laws of the State of Israel and having a principal place of business at 19 Hartum Street, P.O. Box 45158, Jerusalem 91450, Israel (collectively, “BioLineRx”).  BioLineRx and Cypress are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

Whereas, BioLineRx and Cypress are parties to that certain License Agreement dated June 20, 2010 (the “License Agreement”); and

Whereas, the Parties now desire to terminate the License Agreement on the terms and conditions set forth herein.

Now Therefore, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Initially capitalized terms used herein shall have the meaning provided in this Article 1; provided that if no definition is provided herein for a particular term, then such term shall have the meaning provided in the License Agreement.

1.1         “BioLineRx” has the meaning provided in the introductory paragraph.

1.2         “BL-1020” means BioLineRx’s proprietary compound known as BL-1020, having the chemical structure set forth on Exhibit A, or salt, solvate, polymorph, or other non-covalent derivate thereof.

1.3         “Commercialization,” with a correlative meaning for “Commercialize” and “Commercializing,” means all activities undertaken before and after obtaining Regulatory Approvals relating specifically to the pre-launch, launch, promotion, detailing, medical education and medical liaison activities, marketing, pricing, reimbursement, sale, and distribution of the Products, including: (a) strategic marketing, sales force detailing, advertising, medical education and liaison, and market and Product support; (b) any post-marketing clinical studies (other than those included in Pre-Commercialization) for use in generating data to be submitted to Regulatory Authorities (and all associated reporting requirements); and (c) all customer support, Product distribution, invoicing and sales activities.

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1.4         “Confidential Information” means, with respect to a Party, all reports and other Information of such Party that is disclosed to the other Party under this Agreement, whether in oral, written, graphic, or electronic form.  All Information disclosed by a Party in the negotiation of this Agreement or the matters relating hereto shall be deemed to be such Party’s Confidential Information disclosed hereunder.

1.5         “Cypress” has the meaning provided in the introductory paragraph.

1.6         “Cypress Indemnitees” has the meaning provided in Section 6.1.

1.7         “Cypress Know-How” means all Information that is Controlled by Cypress or its Affiliates as of the Effective Date or at any time during the Term (including Cypress’ interest in any Joint Inventions) and is necessary or useful for the Pre-Commercialization, Commercialization or manufacture of the Products in the Field in accordance with the terms of this Agreement.  For clarity, Cypress Know-How excludes the Cypress Patents.  Notwithstanding the foregoing, Cypress Know-How shall not include Information controlled by an acquiror or merger partner of Cypress that: (a) such acquiror or merger partner of Cypress controlled prior to the date of closing of such acquisition or merger; or (b) was developed after the date of closing of such acquisition or merger without using BioLineRx Know-How, Cypress Know-How, Joint Know-How or inventions claimed in BioLineRx Patents, Cypress Patents or Joint Patents, and in the case of (b) is not used in connection with Pre-Commercialization or Commercialization.

1.8         “Cypress Patents” means all Patents (a) that are Controlled by Cypress or its Affiliates as of the Effective Date or at any time during the Term (including Cypress’ interest in any Joint Patents) and (b) with a Valid Claim covering the Pre-Commercialization, Commercialization or manufacture of the Products in the Field in the Cypress Territory.  Notwithstanding the foregoing, Cypress Patents shall not include Patents controlled by an acquiror or merger partner of Cypress that: (i) such acquiror or merger partner of Cypress controlled prior to the date of closing of such acquisition or merger; or (ii) were developed after the date of closing of such acquisition or merger without using BioLineRx Know-How, Cypress Know-How, Joint Know-How or inventions claimed in BioLineRx Patents, Cypress Patents or Joint Patents, and in the case of (ii) are not used in connection with Pre-Commercialization or Commercialization.

1.9         “Cypress Technology” means the Cypress Patents and Cypress Know-How.

1.10       “Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.

1.11       “Effective Date” has the meaning provided in the introductory paragraph.

1.12       “Indemnify” has the meaning set forth in Section 6.1.

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1.13       “Information” means any data, results, technology, business information and information of any type whatsoever, in any tangible or intangible form, including know-how, trade secrets, practices, techniques, methods, processes, inventions, developments, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), software, algorithms, marketing reports, expertise, test data (including pharmacological, biological, chemical, biochemical, toxicological, preclinical and clinical test data), manufacturing know-how and data, analytical and quality control data, stability data, other study data and procedures.

1.14       “JAMS Rules” has the meaning set forth in Section 9.3.

1.15       “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign.

1.16       “License Agreement” has the meaning provided in the recitals.

1.17       “Losses” has the meaning set forth in Section 6.1.

1.18       “Net Sales” means, with respect to a particular time period, the total amounts invoiced by BioLineRx and its Affiliates or sublicensees for sales of Products made during such time period to unrelated Third Parties, less the following deductions to the extent actually allowed or incurred with respect to such sales:

(a)           trade discounts, credits or allowances including cash and quantity discounts provided by means of chargebacks, rebates and administrative fees charged by customers or health care organizations determined based upon sales;

(b)           credits or allowances additionally granted for damaged, outdated, spoiled, returned or rejected Products, including in connection with recalls;

(c)           freight, shipping and insurance charges, to the extent included in the invoiced amount;

(d)           Taxes, tariffs, duties or other governmental charges (other than income taxes) levied on, absorbed or otherwise imposed on sales of the Products in the Cypress Territory, as adjusted by any refunds, provided that such Taxes, tariffs, duties and other governmental charges are included in the applicable invoiced amount and identified in the applicable invoice; and

(e)           rebates, discounts or other payments on sales of Products that are mandated by a Governmental Authority.

Notwithstanding the foregoing, amounts invoiced by BioLineRx and its Affiliates or sublicensees for the sale of Products between BioLineRx and its Affiliates or sublicensees for resale shall not be included in the computation of Net Sales hereunder.  For purposes of determining Net Sales, a “sale” shall not include reasonable transfers or dispositions, at no cost, as samples or for charitable purposes, or transfers or dispositions at no cost for preclinical, clinical or regulatory purposes.

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Each of the deductions set forth above shall be reasonable and customary, and in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

For the purpose of determining royalties due to Cypress, BioLineRx shall calculate Net Sales of Combination Products (as defined below) by multiplying Net Sales of such Combination Product by a fraction A/A+B, where A is the sale price of the Product portion of such Combination Product when sold separately and B is the sale price of the other active ingredient(s) in such Combination Product when sold separately; provided, however, that if the Product portion of such Combination Product or any of the other active ingredients in such Combination Product is not then sold separately, then BioLineRx shall calculate Net Sales of such Combination Products by the fraction C/C+D, where C is a reasonable estimate of the fair market value of the Product portion of such Combination Product, D is a reasonable estimate of the fair market value of the other active ingredients in such Combination Product, and the estimates of C and D are determined by mutual agreement of the Parties.  As used in this Section 1.18, “Combination Product” means a product in which one or more active ingredients that are not Products are sold in a single formulation with a Product.

1.19       “Party” and “Parties” has the meaning provided in the introductory paragraph.

1.20       “Patents” means (a) pending patent applications, issued patents, utility models and designs; (b) reissues, renewals, substitutions, confirmations, registrations, validations, re-examinations, additions, extensions, continuations, continued prosecution applications, continuations-in-part, or divisions of or to any patent applications, issued patents, utility models or designs; and (c) the equivalent or counterpart of the foregoing.

1.21       “Prime” means the then-current prime rate reported by JPMorgan Chase in New York City.

1.22       “Product” means a product containing BL-1020 in any dosage form or formulation or mode of administration, alone or in combination with other therapeutically active ingredients.

1.23       “Product Rights Agreements” has the meaning set forth in Section 3.1.

1.24       “Term” has the meaning set forth in Section 8.1.

1.25       “Third Party” means any person or entity other than BioLineRx or Cypress or an Affiliate of either of them.

1.26       “Third Party Claim” has the meaning set forth in Section 6.1.

1.27       “Transfer Date” means May 31, 2011, or sooner if BioLineRx so determines and so notifies Cypress in advance.

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1.28       Construction.  Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement:  (a) “include,” “includes” and “including” are not limiting and shall be deemed to be followed by “without limitation”; (b) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (c) references to an agreement, statute or instrument mean such agreement, statute or instrument as from time to time amended, modified or supplemented; (d) references to a Person are also to its permitted successors and assigns; (e) the plain meaning of the description for a defined term, and other headings to this Agreement are for convenience only, and shall have no force or effect in construing or interpreting any of the provisions of this Agreement or any other legal effect; (f) references to “Parties”, “Article”, “Section”, “Exhibit” or “Schedule” refer to the Parties to, an Article or Section of, or any Exhibit or Schedule to, this Agreement, unless otherwise indicated; (g) the word “will” shall be construed to have the same meaning and effect as the word “shall” and vice versa; (h) the word “or” has, except where otherwise indicated or where the context otherwise requires, the inclusive meaning represented by the phrase “and/or”; and (i) references to dollars are references to U.S. Dollars.

ARTICLE 2

CONTINUED PERFORMANCE;EFFECTS OF TERMINATION AND TRANSITION SERVICES

2.1         Termination.

(a)           Termination.  The License Agreement is hereby terminated as of May 31, 2011.  Except as provided in Article 3 below, all activities undertaken by Cypress under this Section shall be performed at its own expense.

(b)           Regulatory Efforts. Information of Upcoming Clinical Trial.  During the period between the Effective Date and the Transfer Date, Cypress shall: (i) continue efforts to obtain the Regulatory Approvals needed to commence and conduct the clinical trial of BL-1020 at sites in India and Romania (the “Upcoming Clinical Trial”).  During the period between the Effective Date and the Transfer Date, Cypress shall provide BioLineRx with access to all documentation of any kind (scientific, financial or other) in Cypress’s possession or any person and/or entity acting on its behalf, that relates to the Upcoming Clinical Trial, including full details of the estimation of future costs of the Trial as previously provided to BioLineRx (the “Trial Transition Data”).  In addition, upon reasonable request by BioLineRx, Cypress shall provide access at its facility(ies) to the extent necessary to enable BioLineRx to review such Trial Transition Data.

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(c)           Transition Support.  Promptly following the Effective Date, Cypress shall disclose to BioLineRx all currently-effective contracts between Cypress and Third Party service providers in connection with the Upcoming Clinical Trial (each a “Third Party Contract”) and shall assign each such Third Party Contract, or request that such Third Party agree to an assignment (if so required by the relevant contract) of each such Third Party Contract, to BioLineRx, as and to the extent so requested by BioLineRx.  BioLineRx shall assume all rights and obligations under each such Third Party Contract as and when it is assigned to BioLineRx in accordance with this Section 2.1, provided that the effective date of any relevant assignment shall not be prior to the Transfer Date, and including that: (a) BioLineRx shall assume the obligation to pay all amounts that (i) become due and payable after the Transfer Date and after the effective date of such assignment or (ii) are first invoiced by such service provider to BioLineRx or Cypress after the Transfer Date and after the effective date of such assignment and (b) Cypress shall have no further obligations under any such assigned Third Party Contract as of the effective date of the relevant assignment.  Cypress shall remain liable for payment of all amounts that are due and payable and invoiced to Cypress prior to the effective date of the relevant assignment of each Third Party Contract and for all payments that may become due under any Third Party Contracts that are not so assigned to BioLineRx.  Promptly following the Effective Date, the Parties agree to execute and deliver such assignment agreements or other documents as are reasonably required to give effect to the assignment and allocation of rights and obligations with respect to such Third Party Agreements described in this Section 2.1, effective as of the Transfer Date.  For avoidance of doubt, except as expressly set forth in this Section 2.1, Cypress shall have no obligations with respect to the Development or Commercialization of BL-1020 after the Effective Date and in no event will Cypress be required or permitted to initiate or authorize the initiation of enrollment of patients in the Upcoming Clinical Trial.

2.2         Certain Effects of License Termination.

(a)           Regulatory Filings; Data.  To the extent permitted by applicable Laws, promptly after the Transfer Date, Cypress shall transfer and assign to BioLineRx all Regulatory Filings, Regulatory Approvals, and Cypress Product Data.

(b)           Cypress License and Assignment.  Cypress hereby grants to BioLineRx an exclusive, royalty-free license, with the right to grant multiple tiers of sublicenses, under Cypress Technology to Pre-Commercialize, make, have made, use, sell, offer for sale, have sold, import and otherwise Commercialize the Products in the Cypress Territory, which license shall be effective as of the Transfer Date.

(c)           Licenses.  The licenses granted in Article 2 of the License Agreement shall terminate, and the other rights and obligations of the Parties under the License Agreement also shall terminate as of the Effective Date.

(d)           Stock option granted to Cypress.  For avoidance of doubt, the stock option granted to Cypress in connection with the first milestone payment under the License Agreement shall terminate as of the Effective Date.

2.3         Business Development Transition.  Promptly following the Effective Date, Cypress shall transfer to BioLineRx documentation that relates to Cypress’s efforts to out-license rights in BL-1020 to Third Parties to enable BioLineRx to continue such efforts.  In addition, Cypress will be reasonably available to BioLineRx, for consultation by telephone, to explain or discuss Cypress’s out-licensing efforts, as requested by BioLineRx, during the 180 days after the Transfer Date.

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ARTICLE 3

FINANCIAL PROVISIONS

3.1         Expense Reimbursement.  In partial consideration of the execution and delivery of this Agreement, BioLineRx shall pay Cypress ten million Dollars ($10,000,000) as reimbursement for expenses incurred by Cypress during the term of the License Agreement and this Agreement in connection with BL-1020.  Such payment shall be made solely from amounts received by BioLineRx pursuant to agreements relating to the further development or commercialization of a Product (“Product Rights Agreements”), including without limitation, upfront payments, milestone payments and royalties.  BioLineRx shall pay to Cypress ten percent (10%) of each such payment, within thirty (30) days after receipt thereof, until BioLineRx has paid ten million Dollars ($10,000,000) to Cypress.  Within ten (10) days after entering into each Product Rights Agreement, BioLineRx shall provide Cypress with a complete, accurate and unredacted copy of such Product Rights Agreement to Cypress.  Notwithstanding the foregoing, if BioLineRx enters into a Product Rights Agreement that requires that BioLineRx conduct the Upcoming Clinical Trial at its own expense, then BioLineRx shall be permitted to defer the payments to Cypress that would otherwise have been due and payable hereunder in connection with the receipt by BioLineRx of up to twelve million Dollars under such Product Rights Agreement, provided that BioLineRx shall pay to Cypress all (i.e., one hundred percent (100%)) of the amounts received under any Product Rights Agreements after such twelve million Dollars of funding has been received by BioLineRx, as and when such amounts are received by BioLineRx, until one hundred and eleven percent (111%) of such deferred amount has been paid in full to Cypress.  For clarity, the greater percentage that is applicable solely to the deferred amount (i.e., the one hundred and eleven percent (111%)) is required to provide Cypress with the agreed-upon ten percent (10%) of certain payments received by BioLineRx under such Product Rights Agreement as described above, including the amounts which are received by BioLineRx and are paid to Cypress as payment of the deferred amount.  After any such deferral has been repaid, a percentage of certain amounts received by BioLineRx under Product Rights Agreements shall again be payable to Cypress as and when provided under this Section 3.1.

3.2         Royalties. In partial consideration of the execution and delivery of this Agreement, BioLineRx shall pay Cypress a royalty equal to one percent (1%) of worldwide Net Sales of Product by BioLineRx, its Affiliates and sublicensees up to a cap of eighty million Dollars ($80,000,000).  Thereafter, BioLineRx will have a fully paid license.

3.3         Payments and Reports. Within sixty (60) days after the end of each calendar quarter, BioLineRx shall deliver to Cypress a report containing the following information for the prior calendar quarter: (i) the gross sales associated with each Product sold by BioLineRx, its Affiliates and its sublicensees; (ii) a calculation of Net Sales of each Products that are sold by BioLineRx, its Affiliates and its sublicensees; (iii) a description (including the amount) of all payments received in connection with all Product Rights Agreements during such period and (iv) a calculation of payments due to Cypress with respect to the foregoing.  Concurrent with these reports, BioLineRx shall remit to Cypress any royalty payment due for the applicable calendar quarter.  If no royalties are due to Cypress for such reporting period, the report shall so state.

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3.4         Foreign Exchange. Net Sales made in currencies other than Dollars will be converted into Dollars using the closing exchange rates reported in The Wall Street Journal (U.S., Western Edition) on the last business day of the applicable calendar quarter.

3.5         Payment Method; Late Payments.  All payments due hereunder shall be made by wire transfer of immediately available funds into an account designated by Cypress.  If Cypress does not receive payment of any sum due to it on or before the due date, simple interest shall thereafter accrue on the sum due Cypress until the date of payment at the per annum rate of two percent (2%) over Prime or the maximum rate allowable by applicable Law, whichever is lower.

3.6         Records; Audits.  BioLineRx will maintain complete and accurate records in sufficient detail to permit Cypress to confirm the accuracy of the calculation of payments under this Agreement.  Upon reasonable prior notice, such records shall be available during regular business hours for a period of three (3) years from the end of the calendar year to which they pertain for examination at the expense of Cypress, and not more often than once each calendar year, by an independent certified public accountant selected by Cypress and reasonably acceptable to BioLineRx, for the sole purpose of verifying the accuracy of the financial reports or payments furnished by BioLineRx to Cypress pursuant to this Agreement.  Any such auditor shall not disclose to Cypress any of BioLineRx’s Confidential Information.  Any amounts shown to be owed but unpaid shall be paid within thirty (30) days from the accountant’s report, plus interest (as set forth in Section 3.5) from the original due date. The auditing Party shall bear the full cost of such audit unless such audit discloses an underpayment by the audited Party of more than five percent (5%) of the amount due, in which case the audited Party shall bear the full cost of such audit.

3.7         Taxes.

(a)           Payments from BioLineRx.  If any of the payments required to be made by BioLineRx to Cypress hereunder is subject to a deduction of Tax or withholding Tax, then, subject to Section 3.7(b) below, the sum payable by BioLineRx (in respect of which such deduction or withholding is required to be made) shall be made to Cypress after deduction of the amount required to be so deducted or withheld, which deducted or withheld amount shall be remitted in accordance with applicable Laws. In all events, it is acknowledged that BioLineRx may deduct and withhold the required Taxes from payments due to Cypress in the event of any changes in Tax law, administrative interpretations or treaties that may change current rules as applicable to such payments, subject to BioLineRx providing Cypress with at least sixty (60) days’ advance notification of the intention to withhold such Taxes and giving Cypress an opportunity to provide a written Tax opinion or other form of evidence that such Taxes should not be withheld, which will be given reasonable consideration by BioLineRx.

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(b)           Tax Cooperation.  The Parties shall use all reasonable and legal efforts to reduce or eliminate Tax withholding or similar obligations in respect of payments made by BioLineRx to Cypress under this Agreement.  To the extent BioLineRx is required to deduct and withhold taxes on any payment to Cypress, BioLineRx shall pay the amounts of such Taxes to the proper Governmental Authority in a timely manner and promptly transmit to Cypress an official Tax certificate or other documentation of the payment of any such withholding Taxes, including copies of receipts or other evidence reasonably required and sufficient to enable Cypress to document such tax withholdings adequately for purposes of claiming foreign tax credits and similar benefits.  Cypress shall provide BioLineRx any Tax forms that may be reasonably necessary in order for BioLineRx to not withhold tax or to withhold Tax at a reduced rate under an applicable bilateral income Tax treaty.  Cypress shall use reasonable efforts to provide any such tax forms to BioLineRx at least thirty (30) days prior to the due date for any payment for which Cypress desires that BioLineRx apply a reduced withholding rate.  Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by applicable law, of withholding Taxes, value added taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding Tax or value added Tax.  BioLineRx shall require its sublicensees to cooperate with Cypress in a manner consistent with this Section 3.7(b).

(c)           Characterization for U.S. Tax Purposes   The Parties agree that, inasmuch as, following the termination of the License Agreement pursuant to Section 2.1 hereof, Cypress shall have no rights with respect to BL-1020 or with respect to any of Cypress’ Regulatory Filings, Regulatory Approvals, or Cypress Product Data, or to any other items of value created by Cypress in connection with its development, Pre-Commercialization Activities, Commercialization Activities or any other similar or related activities performed by Cypress with respect to the Product, other than the right to receive payments under Sections 3.1 and 3.2 hereof (the “Payments”), the transactions effected by and pursuant to this Agreement are economically consistent with a sale or transfer by Cypress of such rights to BioLineRx in consideration for the right to receive the Payments, and the Parties further agree that, for U.S. federal, state, and local income tax purposes, they shall report the transactions effected by and pursuant to this Agreement in a manner consistent with such economic characterization.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1         Mutual Representations and Warranties.  Each Party hereby represents and warrants to the other Party that, as of the Effective Date:

(a)           Corporate Existence and Power.  It is a company or corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant the licenses granted by it hereunder.

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(b)           Authority and Binding Agreement.  It has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; it has taken all necessary corporate action on its part required to authorize the execution and delivery of the Agreement and the performance of its obligations hereunder; and the Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms, subject to and limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws generally applicable to creditors’ rights; and (ii) judicial discretion in the availability of equitable relief.

(c)           No Conflict.  The execution and delivery of this Agreement, and the performance by such Party of its obligations under this Agreement, including the grant of rights to the other Party pursuant to this Agreement, does not and will not:  (i) conflict with, nor result in any violation of or default under any instrument, judgment, order, writ, decree, contract or provision to which such Party is otherwise bound; (ii) give rise to any lien, charge or encumbrance upon any assets of such Party or the suspension, revocation, impairment, forfeiture or non-renewal of any material permit, license, authorization or approval that applies to such Party, its business or operations or any of its assets or properties; or (iii) conflict with any rights granted by such Party to any Third Party or breach any obligation that such Party has to any Third Party.

(d)           Required Consents.  It has obtained, or is not required to obtain, the consent, approval, order, or authorization of any Third Party, or has completed, or is not required to complete, any registration, qualification, designation, declaration or filing with, any Governmental Authority, in connection with the execution and delivery of this Agreement and the performance by such Party of its obligations under this Agreement, including any grant of rights to the other Party pursuant to this Agreement.

4.2         No Other Representations or Warranties.  EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, IS MADE OR GIVEN BY OR ON BEHALF OF A PARTY.

ARTICLE 5

MUTUAL RELEASES; NON-DISPARAGEMENT; INDEMNIFICATION

5.1         BioLineRx, on behalf of itself and its Affiliates, and its and their respective predecessors, successors, assigns, agents, officers, directors, shareholders, employees and representatives, hereby fully, finally and irrevocably relinquishes, releases and discharges Cypress, the Royalty Pharma entities identified on the signature page hereto and their respective Affiliates, and their respective predecessors, successors, assigns, agents, officers, directors, shareholders, employees and representatives, from any and all claims, demands, damages, liabilities, obligations, and causes of action known or unknown, suspected or unsuspected, in law or equity, that were asserted, or that could have been asserted, by BioLineRx in connection with the Products or the License Agreement, or matters relating thereto, including the termination of the License Agreement, all to the extent arising before or on Effective Date.

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5.2         Cypress and the Royalty Pharma entities identified on the signature page hereto, on behalf of themselves and their respective Affiliates, and their respective predecessors, successors, assigns, agents, officers, directors, shareholders, employees and representatives, hereby fully, finally and irrevocably relinquishes, releases and discharges BioLineRx and its Affiliates, and its and their respective predecessors, successors, assigns, agents, officers, directors, shareholders, employees and representatives, from any and all claims, demands, damages, liabilities, obligations, and causes of action known or unknown, suspected or unsuspected, in law or equity, that were asserted, or that could have been asserted, by Cypress or the Royalty Pharma entities identified on the signature page hereto in connection with the Products or the License Agreement, or matters relating thereto, including the termination of the License Agreement, all to the extent arising before or on Effective Date.

5.3         For the avoidance of ambiguity, the releases set forth in this Article 5 do not apply to actions arising out of a breach of this Agreement, including any action to enforce any requirements or provisions of this Settlement Agreement.

5.4         The Parties agree not to make any public statements, written or verbal, or cause or encourage others to make any statements, written or verbal, that defame or disparage the personal or business reputation, practices, or conduct of the other Party, its employees, directors, and officers.  The Parties acknowledge and agree that this prohibition extends to statements, written or verbal, made to anyone, including but not limited to, the news media, investors, potential investors, any board of directors or advisory board or directors, industry analysts, competitors, strategic partners, vendors and employees (past and present).

5.5         Indemnification by BioLineRx.  BioLineRx hereby agrees to defend, hold harmless and indemnify (collectively, “Indemnify”) Cypress or its Affiliates, agents, directors, officers and employees (the “Cypress Indemnitees”) from and against any and all liabilities, expenses or losses, including reasonable legal expenses and attorneys’ fees (collectively “Losses”) in each case resulting from Third Party suits, claims, actions and demands (each, a “Third Party Claim”) arising directly or indirectly out of the research, development, manufacture, use, handling, storage, sale or other commercialization or disposition of Products by BioLineRx, its Affiliates or agents.  BioLineRx’s obligation to Indemnify the Cypress Indemnitees pursuant to this Section 5.5 shall not apply to the extent that (i) the Cypress Indemnitees fail to comply with the indemnification procedures set forth in Section 5.6 and BioLineRx’s defense of the relevant Losses is materially prejudiced by such failure, or (ii) any Losses arise from, are based on, or result from the negligence or willful misconduct of any Cypress Indemnitee.

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5.6         Procedure.  The Cypress Indemnitee shall provide BioLineRx with prompt notice of the Third Party Claim which might give rise to an indemnification obligation pursuant to Article 5.5 indicating the nature of the claim and the basis therefore.  BioLineRx shall have the right, at its option, to assume the defense of, at its own cost and by its own counsel, any such Third Party Claim involving the asserted liability of the Cypress Indemnitee.  If BioLineRx shall undertake to compromise or defend any such asserted liability, it shall promptly notify the Cypress Indemnitee of its intention to do so, and the Cypress Indemnitee shall agree to cooperate with BioLineRx and its counsel in the compromise of, or defense against, any such asserted liability; provided, however, that BioLineRx shall not, as part of any settlement or other compromise, admit to liability for which BioLineRx is not fully indemnifying the Cypress Indemnitee or agree to an injunction with respect to activities of the Cypress Indemnitee without the written consent of the Cypress Indemnitee, not to be unreasonably withheld, conditioned or delayed.  Notwithstanding an election by BioLineRx to assume the defense of any Third Party Claim as set forth above, such Indemnified Party shall have the right (at its own cost if BioLineRx has elected to assume such defense) to employ separate counsel and to participate in the defense of any Third Party Claim.  All costs incurred by a Cypress Indemnitee in connection with enforcement of its rights under Section 6.1, as applicable, shall also be reimbursed by BioLineRx promptly after final determination that such Cypress Indemnitee is entitled to such indemnification by BioLineRx.

5.7         Limitation of Liability.  NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSS OF PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.  NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 5.7 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTIONS 5.5 OR 5.6, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 6.

ARTICLE 6

CONFIDENTIALITY

6.1         Confidentiality.  Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, for the Term and for a period of five (5) years thereafter, it shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) any Confidential Information of the other Party.  The foregoing confidentiality and non-use obligations shall not apply to any portion of the Confidential Information that the receiving Party can demonstrate by competent written proof:

(a)           was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the other Party;

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(b)           was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c)           became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(d)           is subsequently disclosed to the receiving Party by a Third Party who has a legal right to make such disclosure; or

(e)           is subsequently independently discovered or developed by the receiving Party without the aid, application, or use of the disclosing Party’s Confidential Information, as evidenced by a contemporaneous writing.

6.2         Authorized Disclosure.  Notwithstanding the obligations set forth in Section 7.1, a Party may disclose the other Party’s Confidential Information and the terms of this Agreement (which terms shall be the Confidential Information of both Parties) to the extent:

(a)           such disclosure: (i) is reasonably necessary for filing or prosecuting Patent rights as contemplated by this Agreement; or (ii) is reasonably necessary for prosecuting or defending litigation as contemplated by this Agreement; or

(b)           such disclosure is reasonably necessary: (i) to such Party’s directors, attorneys, independent accountants or financial advisors for the sole purpose of enabling such directors, attorneys, independent accountants or financial advisors to provide advice to the receiving Party, provided that in each such case on the condition that such directors, attorneys, independent accountants and financial advisors are bound by confidentiality and non-use obligations consistent with those contained in this Agreement; or (ii) to actual or potential investors or acquirors solely for the purpose of evaluating an actual or potential investment or acquisition; provided that in each such case on the condition that such actual or potential investors or acquirors are bound by confidentiality and non-use obligations consistent with those contained in the Agreement; or

(c)           such disclosure is required by judicial or administrative process, provided that in such event such Party shall promptly inform the other Party of such required disclosure and provide the other Party an opportunity to challenge or limit the disclosure obligations.  Confidential Information that is disclosed by judicial or administrative process shall remain otherwise subject to the confidentiality and non-use provisions of this Article 7, and the Party disclosing Confidential Information pursuant to law or court order shall take all steps reasonably necessary, including seeking of confidential treatment or a protective order, to ensure the continued confidential treatment of such Confidential Information; or

(d)           such disclosure is reasonably necessary for a sublicensee to exercise its rights under the applicable Sublicense Agreement, on the condition that such sublicensee is bound by confidentiality and non-use obligations consistent with those contained in the Agreement; or

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(e)           such disclosure is reasonably necessary for the performance of work relating to BL-1020 by any subcontractor, on the condition that such subcontractor is bound by confidentiality and non-use obligations consistent with those contained in the Agreement.

6.3         Publicity; Use of Names.  Subject to Section 7.2 and the rest of this Section 7.3, no disclosure of the terms of this Agreement may be made by either Party or its Affiliates, and no Party shall use the name, trademark, trade name or logo of the other Party, its Affiliates or their respective employee(s) in any publicity, promotion, news release or other public disclosure relating to this Agreement or its subject matter, without the prior express written permission of the other Party, except as may be required by Law.

(a)           A Party may disclose this Agreement and its terms in securities filings with the Securities Exchange Commission or other regulatory agency (“SEC”) (or equivalent foreign agency, including the Israel Securities Authority or the Tel Aviv Stock Exchange) to the extent required by Law after complying with the procedure set forth in this Section 7.3.  In such event, the Party seeking such disclosure will prepare a draft confidential treatment request and a proposed redacted version of this Agreement to request confidential treatment for this Agreement, and the other Party agrees to promptly (and in any event, no more than seven (7) days after receipt of such confidential treatment request and proposed redactions (or such lesser period of time as required by Law)) give its input in a reasonable manner in order to allow the Party seeking disclosure to file its request within the time lines proscribed by applicable SEC regulations or equivalent foreign agency regulations.  The Party seeking such disclosure shall exercise Commercially Reasonable Efforts to obtain confidential treatment of the Agreement from the SEC or equivalent foreign agency as represented by the redacted version reviewed by the other Party.

(b)           Further, each Party acknowledges that the other Party may be legally required to make public disclosures (including in filings with the SEC or other agency) of the execution and delivery of this Agreement as well as certain material developments or material information generated under this Agreement and agrees that each Party may make such disclosures as required by Law, provided that the Party seeking such disclosure first provides the other Party a copy of the proposed disclosure, and provided further that (except to the extent that the Party seeking disclosure is required to disclose such information to comply with applicable Law) if the other Party demonstrates to the reasonable satisfaction of the Party seeking disclosure, within two (2) business days of such Party’s providing the copy, that the public disclosure of previously undisclosed information will materially adversely affect the pre-commercialization or commercialization of a Product being pre-commercialized or commercialized in the applicable Territory, the Party seeking disclosure will remove from the disclosure such specific previously undisclosed information as the other Party shall reasonably request to be removed.

(c)           The Parties agree that after a public disclosure pursuant to Sections 7.3 (a) (b) or (c) has been reviewed and approved by the other Party, the disclosing Party may make subsequent public disclosures or issue a press release disclosing the same content as was contained in such public disclosure without having to obtain the other Party’s prior consent and approval.

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6.4         Equitable Relief.  Each Party acknowledges that a breach of this Article 7 may not reasonably or adequately be compensated in damages in an action at law and that such a breach shall cause the other Party irreparable injury and damage.  By reason thereof, each Party agrees that the other Party may be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to seek preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of the obligations relating to Confidential Information set forth herein by the other Party.

ARTICLE 7

TERM AND TERMINATION

7.1         Term.  The term of this Agreement will commence on the Effective Date and, unless earlier terminated pursuant to this Article 8, shall remain in effect until the cessation of all Commercialization of the Products (the “Term”).

7.2         Termination for Breach.

(a)           Notice.  If either Party believes that the other Party is in material breach of this Agreement, then the Party holding such belief (the “Non-breaching Party”) may deliver notice of such breach to the other Party (the “Notified Party”).  The Notified Party shall have thirty (30) days after receipt of such notice to cure such breach, or, if such breach is not susceptible of cure within the stated 30-day period and the Notified Party uses diligent good faith efforts to cure such breach, the stated 30-day period shall be extended by an additional thirty (30) days.

(b)           Failure to Cure.  If the Notified Party fails to cure a material breach of this Agreement as provided for in this Section 8.2, then the Non-Breaching Party may terminate this Agreement immediately upon written notice to the Notified Party.

(c)           Disputes.  If a Party gives notice of termination under this Section 8.2 and the other Party disputes whether such termination is proper under this Section 8.2, then the issue of whether this Agreement may properly be terminated (i.e., whether a material breach occurred or whether a material breach was cured) shall be resolved in accordance with Article 9.  If as a result of such dispute resolution process it is determined that the notice of termination was proper, then such termination shall be deemed to have been effective thirty (30) days following the date of the notice of breach (or such other time period applicable pursuant to this Section 8.2).  If, as a result of such dispute resolution process, it is determined that the notice of termination was improper, then no termination shall have occurred and this Agreement shall remain in effect.

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(d)           Accrued Obligations.  In any event, expiration or termination of this Agreement shall not relieve the Parties of any liability which accrued hereunder prior to the effective date of such expiration or termination or to which a Party may be contractually committed as of such effective date nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement, nor prejudice either Party’s right to obtain performance of any obligation.

7.3         Survival.  The following provisions shall survive any expiration or termination of this Agreement: Articles 1, 2, 5, 6, 7, 8, 9 and 10 and Section 4.2.  In addition, any other provisions required to interpret or enforce the Parties’ rights and obligations under this Agreement shall also survive, but only to the extent required for the full observation and performance of this Agreement, or which by their express terms, survive such expiration or termination of this Agreement.

ARTICLE 8

DISPUTE RESOLUTION

8.1         Disputes.  The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either Party’s rights or obligations hereunder.  It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation.  To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 9 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement.

8.2         Binding Arbitration.  Each dispute, controversy or claim arising under this Agreement shall be finally resolved by binding arbitration administered by JAMS pursuant to JAMS’ Streamlined Arbitration Rules and Procedures then in effect (the “JAMS Rules”), and judgment on the arbitration award may be entered in any court having jurisdiction thereof.  The Parties agree that:

(a)           The arbitration shall be conducted by a panel of three persons experienced in the pharmaceutical business: within thirty (30) days after initiation of arbitration, each Party shall select one person to act as arbitrator and the two Party-selected arbitrators shall select a third arbitrator within thirty (30) days of their appointment.  If the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be appointed by JAMS.  The place of arbitration shall be New York, New York U.S.A., and all proceedings and communications shall be in English.  The panel of arbitrators shall decide the issue within thirty (30) days after appointment of the third arbitrator, and shall render this decision in writing and provide reasons for the decision and any award.

(b)           Either Party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved.  Either Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending the arbitration award.  The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damage.  Each Party shall bear its own costs and expenses and attorneys’ fees and an equal share of the arbitrators’ fees and any administrative fees of arbitration regardless of the outcome of such arbitration.

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(c)           A Party shall be entitled to deduct or otherwise offset any damage finally awarded under a proceeding initiated under Section 9.2 against payments due under this Agreement.

(d)           Except to the extent necessary to confirm an award or as may be required by law, neither a Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties.  In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy or claim would be barred by the applicable New York statute of limitations.

ARTICLE 9

MISCELLANEOUS

9.1         Entire Agreement; Amendment.  This Agreement, including the Exhibits hereto, sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes, as of the Effective Date, all prior agreements and understandings between the Parties with respect to the subject matter hereof. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein.  No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.

9.2         Force Majeure.  Each Party shall be excused from the performance of its obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party.  Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition.  For purposes of this Agreement, force majeure shall include conditions beyond the reasonable control of the nonperforming Party, including an act of God or terrorism, involuntary compliance with any regulation, law or order of any government, war, civil commotion, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe.  Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party.  If a force majeure persists for more than ninety (90) days, then the Parties will discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure.

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9.3         Notices.  Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 10.3, and shall be deemed to have been sufficiently given for all purposes when received, if in writing and personally delivered, facsimile transmission (receipt verified) or overnight express courier service (signature required), prepaid, to the Party for which such notice is intended, at the address set forth for such Party below.

If to BioLineRx:	BioLineRx Ltd.
19 Hartum Street
PO Box 45158
Jerusalem, 91450, Israel
Attention: Dr. Kinneret Savitsky
With a copy to: CFO
Fax: +972 (2) 548-9101

If to Cypress:	Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, California 92121
Attention: Jeffrey Meckler
Fax: +1 (858) 452-1222

If to the Royalty Pharma entities
identified on the
signature page hereto:	RP Management, LLC
110 East 59th Street
Suite 3300
New York, NY 10022
Attention: Pablo Legorreta
Fax: +1 (212) 883-2260

9.4         No Strict Construction; Headings.  This Agreement has been prepared jointly and shall not be strictly construed against either Party.  Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.  The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section.

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9.5         Assignment.  Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, except that: (i) a Party may make such an assignment without the other Party’s consent to Affiliates or to a successor to substantially all of the business of such Party to which this Agreement relates (whether by merger, sale of stock, sale of assets or other transaction) (the “Acquisition”) and (ii) Cypress may assign or transfer this Agreement or any rights or obligations hereunder after the Transfer Date to any of the Royalty Pharma entities identified on the signature page hereto, or to one of Royalty Pharma’s Affiliates, without the consent of BioLineRx.  Any permitted successor or assignee of rights or obligations hereunder shall, in writing to the other Party, expressly assume performance of such rights or obligations.  Any permitted assignment shall be binding on the successors of the assigning Party.  Any assignment or attempted assignment by either Party in violation of the terms of this Section 10.5 shall be null, void and of no legal effect.

9.6         Performance by Affiliates.  Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates, and when any such Affiliate is discharging such obligations or exercising such right, the terms and conditions of this Agreement applicable to such Party also shall be applicable to such Affiliate.  Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance.  Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

9.7         Further Actions.  Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

9.8         Severability.  If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction from which no appeal can be or is taken, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof.  The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.

9.9         No Waiver.  Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.

9.10       Independent Contractors.  Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give either Party the power or authority to act for, bind, or commit the other Party in any way.  Nothing herein shall be construed to create the relationship of partners, principal and agent, or joint-venture partners between the Parties.

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9.11       Third Party Beneficiaries.  Except for rights and obligations specifically referred to herein that apply to Affiliates, sublicenses, licensees, predecessors, successors, assigns, agents, officers, directors, shareholders, employees and representatives of the Parties, and except for the rights and obligations under Article 5 above that pertain to releases granted by and to the Royalty Pharma entities identified on the signature page hereto and their respective Affiliates and their predecessors, successors, assigns, agents, officers, directors, shareholders, employees and representatives, nothing in this Agreement is intended to confer on any Person other than BioLineRx or Cypress any rights or obligations under this Agreement.  The Royalty Pharma entities identified on the signature page hereto and their Affiliates and their predecessors, successors, assigns, agents, officers, directors, shareholders, employees and representatives are intended Third Party beneficiaries to the releases granted in Article 5 of this Agreement.

9.12       English Language.  This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement.  To the extent this Agreement requires a Party to provide to the other Party Information, correspondence, notice or other documentation, such Party shall provide such Information, correspondence, notice or other documentation in the English language.

9.13       Governing Law. This Agreement and all disputes arising out of or related to this Agreement or any breach hereof shall be governed by and construed under the laws of the State of New York, without giving effect to any choice of law principles that would require the application of the laws of a different state.

9.14       Counterparts.  This Agreement may be executed in one (1) or more counterparts by original or facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

In Witness Whereof, the Parties have executed this Agreement in duplicate originals by their duly authorized officers as of the Execution Date.

BioLineRx Ltd.		Cypress Bioscience, Inc.

By:	/s/ Kinneret Livnat-Savitsky	By:	/s/ Jeffrey Meckler

Name: Kinneret Livnat-Savitsky, PhD		Name: Jeffrey Meckler

Title: Chief Executive Officer		Title: Chief Executive Officer

Acknowledged and agreed solely as to the rights and obligations pertaining to the following Royalty Pharma entities and their respective Affiliates and their respective predecessors, successors, assigns, agents, officers, directors, shareholders, employees and representatives under Article 5:

ROYALTY PHARMA US PARTNERS, LP
By: PHARMACEUTICAL INVESTORS, LP, its general partner

By: Pharma Management, LLC, its general partner

By:	/s/ Pablo Legorreta
Pablo Legorreta
Managing Member

ROYALTY PHARMA US PARTNERS 2008, LP
By: PHARMACEUTICAL INVESTORS, LP, its general partner

By: Pharma Management, LLC, its general partner

By:	/s/ Pablo Legorreta
Pablo Legorreta
Managing Member

ROYALTY PHARMA CAYMAN PARTNERS, L.P.
By: PHARMACEUTICAL INVESTORS, LP, its general partner

By: Pharma Management, LLC, its general partner

By:	/s/ Pablo Legorreta
Pablo Legorreta
Managing Member

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ROYALTY PHARMA CAYMAN PARTNERS 2008, L.P.
By: PHARMACEUTICAL INVESTORS, LP, its general partner

By: Pharma Management, LLC, its general partner

By:	/s/ Pablo Legorreta
Pablo Legorreta
Managing Member

ROYALTY PHARMA CAYMAN HOLDINGS, L.P.
By: PHARMA MANAGEMENT (CAYMAN) LTD., its general partner

By:	/s/ Pablo Legorreta
Pablo Legorreta
Managing Member

ROYALTY PHARMA CAYMAN HOLDINGS 2008, L.P.
By: PHARMA MANAGEMENT (CAYMAN) LTD., its general partner

By:	/s/ Pablo Legorreta
Pablo Legorreta
Managing Member

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Exhibit A

Chemical Structure of BL-1020